Exhibit 99.1

Nano Dimension Announces Record Q1/2023 Results

Revenue of $14.97 Million, 43% YoY Growth

Gross Margins increased to 44% (Adjusted: 47%)

Best Quarter in the Company’s History

50% Organic Revenue Growth since Q3/2022

Company Plans to Continue its Share Buy-Back Program

Conference Call to be Held Today at 9:00 a.m. EDT

Waltham, Massachusetts, June 29, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced financial results for the first quarter ended March 31st, 2023.

The Company also announced the intention to promptly continue its share buy-back program.

Nano Dimension reported consolidated record revenues of $14.97 million for Q1/2023, an increase of:

●	43% over Q1/2022

●	24% over Q4/2022

Gross Margin (“GM”):

●	Q1/2023: 44%

●	Q1/2022: 10%

Adjusted1 Gross Margin (“Adjusted GM”):

●	Q1/2023: 47%

●	Q1/2022: 40%

Total income/loss before tax:

●	Q1/2023 income of $22 million

●	Q4/2022: negative $87 million

●	Q1/2022: negative $34 million

Adjusted EBITDA for the Q1/2023:

Negative $24 million which includes research and development (R&D) expenses of $15 million2.

Net cash used in operations; minus interest received:

●	Q1/2023: $17 million

●	Q4/2022: $14 million

●	Q1/2022: $21 million

[1]	Excluding cost of revenues from depreciation and amortization and share-based compensation expenses
[2]	Excluding share-based compensation expenses and depreciation

Details regarding Adjusted EBITDA and Adjusted GM can be found below in this press release under “non-IFRS measures.”

CEO MESSAGE TO SHAREHOLDERS:

“We delivered significant revenue growth in the first quarter of 2023, with the third record-setting quarter in a row, defined by exceptional performance and steady quarterly organic growth since July 2022. While we still have 6 months left to go in 2023, at this point we hope to be ahead of the annual budget which our Board of Directors has set for us.

One of the most exciting developments this quarter is the fast adoption of our Deep Learning/AI technology, developed by our DeepCube division. It is now effectively installed in our newer models of machines, advancing industrial inspection, print quality optimization, process optimization, and monitoring and maintenance of machines.

While DeepCube is a significant value-add to new and existing customers, we are starting to receive requests from industrial customers to sell them the “DeepCube AI Engine” by itself, to be installed on their own machines, thereby turning our DeepCube group into a “stand-alone” revenue generating division.

Our Additive Electronic business has been growing organically for almost a year, in spite of the continued crisis in the European economy, especially in the DACH countries. Our AME printing business is advancing on budget, supported by impressive achievements in chemical development of dielectric and conductive printing consumable materials. In parallel, IPC International, Inc. (IPC), a global association that helps original equipment manufacturers, Electronics Manufacturing services, printed circuit board manufacturers, and suppliers build electronics better, has accepted our efforts of over a year – and is now adopting new standards for AME specifications. In the Additive Manufacturing and Ink Services product lines we are experiencing steady advancements as well.

Our organic growth is expected to be fully supported by our merger and acquisition (M&A) strategy. Consistent with our stated long-term strategy, strong market position, and robust balance sheet, we remain ideally positioned to act as a consolidator in the highly fragmented AM market landscape, which consists of small- and medium-sized businesses that are currently cash negative and “floating” on high valuations. We intend to accelerate our M&A strategy by carefully investing in assets that will create return on investment and value expansion for our shareholders, contrary to unprofitability which is still a common denominator for many players in the AM industry.”

Please feel free to read our new website regarding Nano’s special tender offer to purchase ordinary shares of Stratasys and educate yourselves: www.stratasysvaluenow.com

For information on how to tender Stratasys shares, call Georgeson LLC, the information agent for the special tender offer, toll-free at (877) 668-1646.

FINANCIAL RESULTS:

First Quarter 2023 Financial Results

●	Total revenues for the first quarter of 2023 were $14,965,000, compared to $12,104,000 in the fourth quarter of 2022, and $10,430,000 in the first quarter of 2022. The increase is attributed to increased sales of the Company’s product lines.

●	R&D expenses for the first quarter of 2023 were $19,250,000, compared to $20,993,000 in the fourth quarter of 2022, and $17,870,000 in the first quarter of 2022. The decrease compared to the fourth quarter of 2022 is mainly attributed to a decrease in materials expenses and payroll and related expenses. The increase compared to the first quarter of 2022 is mainly attributed to an increase in payroll expenses, material, subcontractors, and depreciation expenses and is partially offset by a decrease in share-based compensation expenses.

●	Sales and marketing expenses for the first quarter of 2023 were $7,486,000, compared to $9,758,000 in the fourth quarter of 2022, and $9,308,000 in the first quarter of 2022. The decrease is mainly attributed to a decrease in share-based compensation and marketing expenses.

●	General and administrative expenses for the first quarter of 2023 were $11,033,000, compared to $9,091,000 in the fourth quarter of 2022, and $6,742,000 in the first quarter of 2022. The increase is mainly attributed to an increase in payroll and related expenses, share-based compensation expenses, and professional services.

●	Net income for the first quarter of 2023 was $22,222,000, or $0.09 per share, compared to net loss of $87,667,000, or $0.34 loss per share, in the fourth quarter of 2022, and net loss of $33,093,000, or $0.13 loss per share, in the first quarter of 2022.

Conference call information

The Company will host a conference call to discuss these financial results today, June 29th, 2023, at 9:00 a.m. EDT (4:00 p.m. IDT).

We encourage participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10179970/f9b871241c.

Webcast link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=p8t1ENcZ.

U.S. Dial-in Number: 844-695-5517, INTERNATIONAL DIAL IN: 1-412-902-6751, Israel Dial-in Number: 1-80-9212373. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses its expectations for revenues for 2023, the advantages and benefits of its products and technology, growth of AE business and advancement of AME printing business, that its organic growth in the year ahead is expected to be fully supported by its M&A strategy and its intention to lead its M&A by carefully paying for assets that will create return on investment and value expansion for its shareholders and its expectation to continue the share buyback program. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	March 31,		December 31,
(In thousands of USD)	2022	2023	2022[3]
	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	788,141	412,172	685,362
Bank deposits	459,824	573,847	346,663
Restricted deposits	126	60	60
Trade receivables	6,242	10,152	6,342
Other receivables	7,307	6,076	6,491
Inventory	15,063	20,040	19,400
Total current assets	1,276,703	1,022,347	1,064,318

Restricted deposits	491	1,107	850
Bank deposits	63,128	—	—
Investment in securities	—	160,260	114,984
Deferred tax	1,005	118	115
Other receivables	—	816	809
Property plant and equipment, net	9,844	10,012	5,843
Right-of-use assets	15,142	15,497	16,539
Intangible assets	21,358	—	—
Total non-current assets	110,968	187,810	139,140
Total assets	1,387,671	1,210,157	1,203,458

Liabilities
Trade payables	3,785	5,503	3,722
Financial derivatives and deferred consideration	19,977	5,040	8,798
Other payables	19,304	23,180	24,150
Current portion of other long-term liability	416	347	363
Total current liabilities	43,482	34,070	37,033

Liability in respect of government grants	1,639	1,861	1,492
Employee benefits	4,138	1,561	1,462
Liability in respect of warrants	1,760	123	69
Lease liability	12,395	11,409	12,374
Deferred tax liabilities	1,101	—	—
Other long-term liabilities	1,849	—	—
Loan from banks	—	686	736
Total non-current liabilities	22,882	15,640	16,133
Total liabilities	66,364	49,710	53,166

Equity
Non-controlling interests	787	578	767
Share capital	386,723	389,943	388,406
Share premium and capital reserves	1,276,443	1,300,781	1,296,194
Treasury shares	(1,509)	(19,901)	(1,509)
Foreign currency translation reserve	1,190	973	583
Remeasurement of net defined benefit liability (IAS 19)	—	2,508	2,508
Accumulated loss	(342,327)	(514,435)	(536,657)
Equity attributable to owners of the Company	1,320,520	1,159,869	1,149,525
Total equity	1,321,307	1,160,447	1,150,292
Total liabilities and equity	1,387,671	1,210,157	1,203,458

[3]	The December 31, 2022 balances were derived from the Company’s audited annual financial statements

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Three Months Ended March 31,		Year ended December 31,
	2022	2023	2022
	Thousands	Thousands	Thousands
	USD	USD	USD
Revenues	10,430	14,965	43,633
Cost of revenues	6,580	8,267	24,943
Cost of revenues - write-down of inventories and impairment of assets recognized in business combination and technology	2,849	132	4,639
Total cost of revenues	9,429	8,399	29,582
Gross profit	1,001	6,566	14,051
Research and development expenses, net	17,870	19,250	75,763
Sales and marketing expenses	9,308	7,486	38,833
General and administrative expenses	6,742	11,033	30,457
Impairment losses on intangible assets	—	—	40,523
Operating loss	(32,919)	(31,203)	(171,525)
Finance income	2,861	56,826	22,965
Finance expense	3,685	3,590	79,471
Income (Loss) before taxes on income	(33,743)	22,033	(228,031)
Taxes benefit (expense)	455	(74)	(264)
Income (Loss) for the period	(33,288)	21,959	(228,295)
Income (Loss) attributable to non-controlling interests	(195)	(263)	(872)
Income (Loss) attributable to owners	(33,093)	22,222	(227,423)

Income (Loss) per share
Basic income (loss) per share	(0.13)	0.09	(0.88)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	(232)	403	(844)
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	—	—	2,508
Total other comprehensive income (loss) for the period	(232)	403	1,664
Total comprehensive income (loss) for the period	(33,520)	22,362	(226,631)
Comprehensive loss attributable to non-controlling interests	(210)	(250)	(892)
Comprehensive income (loss) attributable to owners of the Company	(33,310)	22,612	(225,739)

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Presentation / Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Balance as of December 31, 2022	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	61	61
Income for the period	—	—	—	—	—	22,222	22,222	(263)	21,959
Other comprehensive income for the period	—	—	—	—	390	—	390	13	403
Exercise of warrants, options and conversion of convertible notes	1,537	(1,537)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(18,392)	—	—	(18,392)	—	(18,392)
Share-based Compensation	—	6,124	—	—	—	—	6,124	—	6,124
Balance as of March 31, 2023	389,943	1,300,781	2,508	(19,901)	973	(514,435)	1,159,869	578	1,160,447

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of USD)

	Three Months Ended March 31,		Year ended December 31
	2022	2023	2022
Cash flow from operating activities:
Net income (loss)	(33,288)	21,959	(228,295)
Adjustments:
Depreciation and amortization	1,141	1,423	7,283
Impairment losses on intangible assets	—	—	31,045
Impairment losses on property plant and equipment	—	—	9,478
Financing (income) expenses, net	2,194	(8,152)	(1,769)
Revaluation of financial liabilities accounted at fair value	(1,370)	191	(4,516)
Revaluation of financial assets accounted at fair value	—	(45,276)	62,791
Loss from disposal of property plant and equipment and ROU Assets	(3)	124	948
Increase in deferred tax	(461)	(3)	(581)
Share-based compensation	10,123	6,124	32,563
Other	94	45	166
	11,718	(45,524)	137,408
Changes in assets and liabilities:
Increase in inventory	(468)	(545)	(4,603)
Increase in other receivables	(851)	(851)	(1,978)
Increase in trade receivables	(2,175)	(3,708)	(1,992)
Increase in other payables	1,724	(528)	5,281
Increase (decrease) in employee benefits	1,148	(561)	1,497
Increase in trade payables	729	1,805	628
	107	(4,388)	(1,167)
Net cash used in operating activities	(21,463)	(27,953)	(92,054)

Cash flow from investing activities:
Change in bank deposits and loans net	(21,907)	(228,497)	141,555
Interest received	762	11,292	17,465
Change in restricted bank deposits	20	(271)	(327)
Acquisition of property plant and equipment	(1,975)	(3,944)	(9,388)
Acquisition of subsidiaries, net of cash acquired	(18,124)	—	(31,057)
Payment of a liability to pay a contingent consideration of business combination	—	(3,960)	(10,708)
Acquisition of financial assets in fair value through profit and loss	—	—	(177,775)
Decrease in pledged deposit	—	—	3,362
Other	—	—	(800)
Net cash used in investing activities	(41,224)	(225,380)	(67,673)

Cash flow from financing activities:
Lease payments	(796)	(1,220)	(4,151)
Repayment Long-term Bank Debt	(80)	(57)	(406)
Proceeds from non-controlling interests	—	—	510
Amounts recognized in respect of government grants liability, net	(45)	(85)	(221)
Payments of share price protection recognized in business combination	—	—	(1,005)
Repurchase of treasury shares	—	(18,392)	—
Net cash provided by (used in) financing activities	(921)	(19,754)	(5,273)
Decrease in cash	(63,608)	(273,087)	(165,000)
Cash at beginning of the year	853,626	685,362	853,626
Effect of exchange rate fluctuations on cash	(1,877)	(103)	(3,264)
Cash at end of the period	788,141	412,172	685,362

Non-cash transactions:
Property plant and equipment acquired on credit	211	476	52
Recognition of a right-of-use asset	11,237	127	15,196

Non-IFRS measures

The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit:

For the Three-Month Period Ended March 31st, 2023

Net income	21,959
Tax expenses	74
Depreciation and amortization	1,423
Interest income	(11,520)
EBITDA	11,936
Finance income from revaluation of assets and liabilities	(44,777)
Exchange rate differences	3,045
Share-based compensation expenses	6,124
Adjusted EBITDA (loss)	(23,672)

	For the Three-Month Period Ended
	March 31,
	2022	2023
Gross profit	1,001	6,566
Depreciation and amortization[4]	2,862	66
Share-based compensation expenses	324	422
Adjusted gross profit	4,187	7,054

EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination, interest income, finance income for revaluation of assets and liabilities, exchange rate differences and share-based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company’s operations. Like EBITDA, Adjusted EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences and share-based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to revaluation, exchange rate differences and share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based compensation expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.

[4]	Including amortization of assets recognized in business combination and technology